

February 20, 2013

Via E-Mail

Robin Thompson
President
Webfolio Inc.
1129 8 Street S.E.
Calgary AB Canada T2G 2Z6

> **Re:** **Webfolio Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 5, 2013**
> **File No. 333-182970**

Dear Mr. Thompson:

We have reviewed your letter dated February 5, 2013, and the above-referenced filing, and have the following comments. Where we reference prior comments, we are referring to our December 31, 2012 letter.

General

1. We note your response to prior comment 2 and are unable to concur with your conclusion that you are not a shell company. Please disclose that you are a shell company on your prospectus cover page and in your prospectus summary. In addition, include a risk factor, or risk factors, discussing the potential risks associated with investing in a shell company. Specifically discuss the impact of Securities Act Rule 144(i), which will prohibit the use of the Rule 144 safe harbor until one year after you cease to be a shell company, are an Exchange Act reporting company, are current in your periodic reports, and have filed Form 10 level disclosure for operating business activities. Address the potential effects on your ability to attract additional capital through unregistered offerings, and on the liquidity of your shares. Revise your discussion of Rule 144 on page 28 to describe the steps that you must take before any holders of restricted or control securities can use the exemption. Finally, please note that shell companies may not use registration statements on Form S-8.

Risk Factors

"Because we are small we do not have an audit committee…," page 8

2. In response to prior comment 5, you appear to have added disclosure regarding internal control over financial reporting. Prior comment 5, however, discussed your

management's determination that your disclosure controls and procedures were ineffective. As previously requested, please:

- Confirm your understanding that you will be required to provide management's conclusions regarding the effectiveness of your disclosure controls and procedures in your first periodic report following effectiveness of the registration statement;
- Discuss the ways in which your management's evaluation was limited in scope, and describe more specifically how your disclosure controls and procedures were ineffective; and
- Disclose any plans you may have to remedy the weakness in your disclosure controls and procedures. To the extent you intend to use a portion of the proceeds from this offering to remedy the weakness in your disclosure controls and procedures, please discuss this in the "Use of Proceeds" section. If you have no plans to remedy the identified weakness, please disclose this in your risk factor.

"Until we register a class of our securities under Section 12…," page 12

3.   You appear to have added this risk factor in response to prior comment 7, but it does not address the risks associated with the automatic suspension of your reporting obligations under Section 15(d) of the Exchange Act if you have less than 300 record holders following completion of the offering. As noted in prior comment 7, it appears reasonably likely that you will have less than three hundred record holders at your next fiscal year end and at the conclusion of the offering. If you have less than three hundred record holders at the beginning of the fiscal year following the fiscal year your registration statement is declared effective, and you do not have a class of securities registered under Section 12 of the Exchange Act, your reporting obligations under Section 15(d) of the Exchange Act would automatically be suspended under Section 15(d), and you would not be required to provide periodic or current reports following the Form 10-K for the fiscal year in which your registration statement was declared effective. See Section 15(d)(1) of the Exchange Act. As previously requested, please include risk factor disclosure explaining the associated risks to potential investors. Ensure that your disclosure addresses any potential impact on your eligibility for quotation on the OTC Bulletin Board.

Description of Our Business

Overview, page 18

4.   You state on pages 20 and 29 that your 12 month budget for the different funding scenarios is "dependent on being completely funded by the $50,000 [you] intend to raise through this offering." Please clarify that the funding scenarios are dependent on hypothetical amounts raised in the offering, and that if you raise less than $50,000, you will be forced to extend your target dates and reduce planned functionality, and curtail

other spending. In addition, include a cross-reference to the more detailed discussion of your planned use of offering proceeds in the "Use of Proceeds" section.

Specialized Business Services, page 22

5.   Please delete your statements that the current state of cloud-based services and tools "is a perfect storm" and that you believe that you can capitalize on "this perfect storm."

Exhibit 23.1

6.   The consent revised in response to prior comment 16 refers to periods of "the fiscal year ended May 31, 2012 and cumulative period from May 16, 2011 (inception)." Please provide a revised consent that includes the period end for the cumulative period.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Attorney-Advisor, at (202) 551-3316 or me at (202) 551-3428 with any other questions.

                                                Sincerely,

                                                /s/ Evan S. Jacobson

                                                Evan S. Jacobson
                                                Attorney-Advisor

cc: Via E-Mail
        Kevin M. Murphy, Esq.